SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 01.545.826/0001-07
Company Registry (NIRE): 35.300.147.952

Publicly-Held Company

TERM OF NON INSTALLATION OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING CALLED FOR DECEMBER 11, 2017, AT 10:00 A.M.

1. Date, time and venue: December 11, 2017, at 10:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the city and state of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: First call notice published on November 10, 11 and 14, 2017, on “Diário Oficial do Estado de São Paulo”, pages 19, 6 and 13 respectively, and on “O Estado de São Paulo” newspaper, pages B11, B16 and B5 respectively.

3. Attendance: Shareholders representing approximately 22.09% of the Company's voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Carlos Eduardo Moraes Calheiros, Company Executive Officer, and Peter Edward Cortes Marsden Wilson, Company Fiscal Council member, also attended the meeting.

4. Presiding Board: Odair Garcia Senra, Chairman of the Board of Directors and Chairman of the Meeting, pursuant to paragraph 2 of Art. 8 of the Bylaws; and Janine Maria Correa Pupo, Secretary.

5. Non Installation: The extraordinary shareholders’ meeting called for today was not installed as the minimum legal quorum required for installation on first call was not achieved. In accordance with legal guidelines, the Company's management will call said extraordinary shareholders’ meeting to be held on second call, as per the second call notice to be opportunely published. We clarify that said meeting will be installed on second call with the attendance of any number of shareholders, who will resolve on the matters on the agenda described in the call notice.

6. Closure: There being no further business to address, the Term of Non Installation was drawn up and signed.

São Paulo, December 11, 2017.

Odair Garcia Senra	Janine Maria Correa Pupo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer